November 22, 2017	W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.

VIA EDGAR

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:

GraniteShares Platinum Trust
Registration Statement on Form S-1
Filed November 3, 2017
File No. 333-221325

Dear Ms. Gowetski:

On behalf of GraniteShares Platinum Trust (the “Trust” or the “Registrant”), this letter responds to the written comment the staff of the Securities and Exchange Commission (the “Staff”) provided on November 16, 2017 regarding the above-referenced registration statement (the “Registration Statement).

1.

Comment: We note your revised disclosure on page 65 that GraniteShares, Inc. has entered into an agreement with the World Platinum Investment Council (“WPIC”), whereby WPIC will receive a fee based on a percentage of the fund’s net assets in exchange for certain initial payments to the sponsor to assist with the development, launch and marketing of the fund by the sponsor. Please revise to (i) more specifically describe these initial payments, (ii) quantify this fee and (iii) clarify who will pay this fee. In addition, please file this agreement as an exhibit, as required under Item 601(b)(10) of Regulation S-K, or provide a detailed analysis explaining why you do not have a beneficial interest in such agreement.

Response: Registrant believes that the disclosure added to the prospectus provides all information material to investors in the Trust and, accordingly, respectfully declines to make the changes requested by the Staff. Specifically, Registrant believes that the current disclosure provides all of the information that is relevant to an investor with respect to the agreement between GraniteShares Inc. (the parent company of GraniteShares LLC, the Trust’s sponsor (the “Sponsor”)) and WPIC (the “Agreement”). The Registrant determined to include information in the Registration Statement regarding the Agreement because it regarded such information as potentially useful for investors to understand the relationship between GraniteShares Inc. and WPIC and that WPIC receives a fee for providing educational services regarding investments in platinum to potential investors, but not because the Registrant believes the Agreement is significant to the Trust. In addition, neither the Trust nor the Sponsor, nor the trustee of the Trust, which manages the day-to-day activities of the Trust, is a party to the Agreement. Furthermore, we understand that the Agreement relates to a number of activities that the Registrant believes are not material in scope or amount to the Trust, including a financing arrangement between the parties, as well as certain business arrangements related to a range of financial products not offered or regulated in the U.S.

November 22, 2017

We do not believe that the Trust has a “beneficial interest” in any aspect of the Agreement for purposes of Item 601(b)(10) of Regulation S-K. Moreover, as noted above, the Sponsor of the Trust, GraniteShares LLC, is not a party to the Agreement and does not manage the daily activities of the Trust, so it not a co-issuer with the Trust or a “registrant” with respect to the shares of the Trust. In our experience parent companies of financial services subsidiaries (e.g., GraniteShares Inc., the parent company of GraniteShares, LLC, the Sponsor of the Trust), often enter a wide range of joint venture-type agreements providing routine, ordinary course financing and other business arrangements. We do not believe that these types of agreements are filed as material exhibits to registration statements for pooled investment vehicles such as mutual funds or exchange traded funds that may be sponsored, advised or operated by the underlying financial subsidiaries.

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If you have any questions regarding this letter, please call W. Thomas Conner at (212) 407-7715.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder*

WTC

cc:

William Rhind
Benoit Autier
Paul Cline
Robert Telewicz
Stacie Gorman